# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 14185 Dallas Parkway, Suite 1200, Dallas, Texas (TX), 75254
Date of event which requires filing of this statement: 12/23/2025
Filed by CIK 0001720183
Persons authorized to receive notices and communications: Blackwells Capital LLC, Attention: Jason Aintabi, 400 Park Avenue, 4th Floor, New York, New York (NY), 10022, (212) 792-6096

## Reporting persons
- Blackwells Capital LLC (CIK 0001720183): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 1,735,000; sole dispositive power 0; shared dispositive power 1,735,000; aggregate amount beneficially owned 1,735,000 (2.5% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 68,219,432 shares of the Common Stock, par value $0.01 per share, of the Issuer (as defined below) outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on November 7, 2025.
- Jason Aintabi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 4,735,000; sole dispositive power 0; shared dispositive power 4,735,000; aggregate amount beneficially owned 4,735,000 (6.9% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 68,219,432 shares of the Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.
- BW Coinvest Management I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (4.4% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 68,219,432 shares of the Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.
- Blackwells Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (4.4% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 68,219,432 shares of the Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.
- Vandewater Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 4,735,000; sole dispositive power 0; shared dispositive power 4,735,000; aggregate amount beneficially owned 4,735,000 (6.9% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 68,219,432 shares of the Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.
- Blackwells Holding Co. LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 4,735,000; sole dispositive power 0; shared dispositive power 4,735,000; aggregate amount beneficially owned 4,735,000 (6.9% of the class)
  Comment: Percent of class represented by amount in Row (11) is based on 68,219,432 shares of the Common Stock, par value $0.01 per share, of the Issuer outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 Dallas Parkway, Suite 1200, Dallas, Texas (TX), 75254
Comment: The following constitutes Amendment No. 1 to ("Amendment No. 1") to the Schedule 13D originally filed with the SEC on November 18, 2025 (the "Schedule 13D"). This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein. Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein, but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: No amendment to this Item is being made.
Residence or business address: No amendment to this Item is being made.
Present principal occupation or employment: No amendment to this Item is being made.
Criminal convictions in the last five years: No amendment to this Item is being made.
Civil proceedings (securities laws) in the last five years: No amendment to this Item is being made.
Citizenship: No amendment to this Item is being made.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares beneficially owned by each of Blackwells Capital, BW Coinvest, Blackwells Holding Co., Vandewater, Blackwells Asset Management and Mr. Aintabi and purchased since the filing of the Schedule 13D were purchased with working capital and personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 765,000 Shares beneficially owned by each of Mr. Aintabi, Vandewater and Blackwells Holding Co. and purchased since the filing of the Schedule 13D is approximately $1,988,231, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction: No amendment to this Item is being made.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The fourth, fifth, sixth and seventh paragraphs of Item 5(a) of the Schedule 13D are hereby superseded by the following paragraphs:

As of the date hereof, Blackwells Capital beneficially owned 1,735,000 Shares, constituting approximately 2.5% of the Shares outstanding.

As of the date hereof, Blackwells Holding Co. beneficially owned 4,735,000 Shares, constituting approximately 6.9% of the Shares outstanding, consisting of (i) 1,735,000 Shares beneficially owned directly by Blackwells Capital, which Blackwells Holding Co., as the sole member of Blackwells Capital, may be deemed to beneficially own, and (ii) the 3,000,000 Shares beneficially owned in the aggregate by Blackwells Asset Management, which Blackwells Holding Co., as the sole member of Blackwells Asset Management, may be deemed to beneficially own.

As of the date hereof, Vandewater beneficially owned 4,735,000 Shares, constituting approximately 6.9% of the Shares outstanding, consisting of 4,735,000 Shares beneficially owned in the aggregate by Blackwells Holding Co., which Vandewater, as the sole member of Blackwells Holding Co., may be deemed to beneficially own.

As of the date hereof, Mr. Aintabi beneficially owned 4,735,000 Shares, constituting approximately 6.9% of the Shares outstanding, consisting of 4,735,000 Shares, which Mr. Aintabi, as owner and managing partner of Vandewater, may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Blackwells Capital
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,735,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,735,000

Mr. Aintabi
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,735,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,735,000

BW Coinvest
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,000,000

Blackwells Asset Management
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,000,000

Vandewater
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,735,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,735,000

Blackwells Holding Co.
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,735,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,735,000
Transactions in the class effected during the past sixty days: Exhibit 99.2 sets forth all transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D by the Reporting Persons on November 18, 2025. All such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No amendment to this Item is being made.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: No amendment to this Item is being made.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The first paragraph of Item 5(a) of the Schedule 13D are hereby superseded by the following paragraph:

As previously disclosed, Mr. Aintabi, Vandewater, Blackwells Holding Co. and Blackwells Capital previously beneficially owned call options for 531,000 Shares with a strike price of $2.50 and which were to expire on December 19, 2025. On November 24, 2025, Blackwells purchased call options for an additional 59,000 Shares with a strike price of $2.50 and which were to expire on December 19, 2025. On December 1, 2025 and December 3, 2025, Blackwells Capital exercised certain of these call options and thereby acquired an aggregate of 25,000 Shares and 565,000 Shares, respectively. On December 8, 2025, Blackwells Capital sold put option contracts for 100,000 Shares with a strike price of $2.50 and which expire on January 16, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated November 18, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on November 18, 2025)
99.2 Schedule of transactions for Item 5(c) of Schedule 13D
99.3 Loan Agreement, dated July 2, 2024, by and between BW Coinvest I, LLC, Jason Aintabi, Vandewater Holdings, LLC, Blackwells Holding Co. LLC, Blackwells Asset Management LLC and Braemar Hospitality Limited Partnership (incorporated by reference to Exhibit 10.3 to the Current Report on 8-K filed on July 2, 2024)
99.4 Cooperation Agreement, dated July 2, 2024, by and among Braemar Hotels & Resorts, Inc. Ashford Hospitality Trust, Inc., Ashford Inc., Blackwells Capital LLC, Blackwells Onshore I LLC, Blackwells Holding Co. LLC, Vandewater Capital Holdings, LLC, Blackwells Asset Management LLC, BW Coinvest Management I LLC and Jason Aintabi (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K filed on July 2, 2024)
99.5 Share Ownership Agreement, dated July 2, 2024, by and among Braemar Hotels & Resorts Inc., Ashford Hospitality Trust, Inc., Ashford Inc., Blackwells Capital LLC, Blackwells Onshore I LLC, Blackwells Holding Co. LLC, Vandewater Capital Holdings, LLC, Blackwells Asset Management LLC, BW Coinvest Management I LLC and Jason Aintabi (incorporated by reference to Exhibit 10.2 to the Current Report on 8-K filed on July 2, 2024)

## Signatures
- Blackwells Capital LLC: /s/ Jason Aintabi, Jason Aintabi, as Chief Investment Officer of Blackwells Capital LLC (12/23/2025)
- Jason Aintabi: /s/ Jason Aintabi, Jason Aintabi (12/23/2025)
- BW Coinvest Management I LLC: /s/ Jason Aintabi, Jason Aintabi, as President & Secretary of BW Coinvest Management I LLC (12/23/2025)
- Blackwells Asset Management LLC: /s/ Jason Aintabi, Jason Aintabi, as Chief Executive Officer, President and Secretary of Blackwells Asset Management LLC (12/23/2025)
- Vandewater Capital Holdings, LLC: /s/ Jason Aintabi, Jason Aintabi, as President and Secretary of Vandewater Capital Holdings, LLC (12/23/2025)
- Blackwells Holding Co. LLC: /s/ Jason Aintabi, Jason Aintabi, as Chief Executive Officer, President and Secretary of Blackwells Holding Co. LLC (12/23/2025)